Testament Series
Sponsored ·

GAUGING INTEREST in an investment opportunity. We are creating a multi-season TV series called "Testament" and the plan is to partner with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the series "Testament" if we launched a crowdfunding investment.

"Testament" is a modern-day retelling of the Book of Acts. It follows a small group of believers as they seek to defy the empire and temple elite.

"Testament" will answer the question: "What would the story of history's most powerful movement look like if set in the modern world? What sort of story could be told of an ancient faith creating a revolution in a contemporary setting?

Check out the short video for "Testament" and the potential investment opportunity at angel.com/testament

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


TESTAMENT
ANGEL.COM/TESTAMENT

invest.angel.com

Express Interest in Testament

Learn more

Like Comment Share

Testament Series
Sponsored ·

GAUGING INTEREST in an investment opportunity. We are creating a multi-season TV series called "Testament" and the plan is to partner with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the series "Testament" if we launched a crowdfunding investment.

"Testament" is an alternate modern-day retelling of the Book of Acts. It follows a small group of believers, filled with the Holy Spirit, as they journey through danger and persecution to make the truth known . . . that He is risen.

"Testament" will answer the question: "What would the story of history's most powerful movement look like if set in the modern world? What sort of story could be told of an ancient faith creating a revolution in a contemporary setting?

Check out the short video for "Testament" and the potential investment opportunity at angel.com/testament

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


Uh...that doesn't look like

invest.angel.com
Express Interest in Testament

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Testament Series
Sponsored ·

Persecution can birth powerful movements. No movement has proven as powerful as that of the early Christian church. Despite the perils of persecution and against overwhelming odds, the message of the gospel swept through ancient Jerusalem, Judea, and all the way to the ends of the earth. Peter, Paul, James, and a small group of Christ followers turned the world of antiquity upside down.

But what would the story of history's most powerful movement look like if set in the modern world? What sort of story could be told of an ancient faith creating a revolution in a contemporary setting?

We are creating a multi-season TV series called "Testament" that explores this idea and you can help make it.

Check out the short video for "Testament" and the potential investment opportunity at angel.com/testament

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


TESTAMENT
ANGEL.COM/TESTAMENT

invest.angel.com
Testament TV Series

Learn more

Like Comment Share

Testament Series
Sponsored ·

GAUGING INTEREST in an investment opportunity. We are creating a multi-season TV series called "Testament" and the plan is to partner with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the series "Testament" if we launched a crowdfunding investment.

"Testament" is a modern-day retelling of the Book of Acts. It follows a small group of believers as they seek to defy the empire and temple elite.

"Testament" will answer the question: "What would the story of history's most powerful movement look like if set in the modern world? What sort of story could be told of an ancient faith creating a revolution in a contemporary setting?

Check out the short video for "Testament" and the potential investment opportunity at angel.com/testament

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


TESTAMENT
ANGEL.COM/TESTAMENT

invest.angel.com
Express Interest in Testament

Learn more

Like Comment Share

Testament Series
Sponsored ·

GAUGING INTEREST in an investment opportunity. We are creating a multi-season TV series called "Testament" and the plan is to partner with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the series "Testament" if we launched a crowdfunding investment.

"Testament" is a modern-day retelling of the Book of Acts. It follows a small group of believers as they seek to defy the empire and temple elite.

"Testament" will answer the question: "What would the story of history's most powerful movement look like if set in the modern world? What sort of story could be told of an ancient faith creating a revolution in a contemporary setting?

Check out the short video for "Testament" and the potential investment opportunity at angel.com/testament

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


TESTAMENT
ANGEL.COM/TESTAMENT

invest.angel.com
Express Interest in Testament

Learn more

Like Comment Share

Testament Series
Sponsored ·

GAUGING INTEREST in an investment opportunity. We are creating a multi-season TV series called "Testament" and the plan is to partner with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the series "Testament" if we launched a crowdfunding investment.

"Testament" is an alternate modern-day retelling of the Book of Acts. It follows a small group of believers, filled with the Holy Spirit, as they journey through danger and persecution to make the truth known . . . that He is risen.

"Testament" will answer the question: "What would the story of history's most powerful movement look like if set in the modern world? What sort of story could be told of an ancient faith creating a revolution in a contemporary setting?

Check out the short video for "Testament" and the potential investment opportunity at angel.com/testament

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


TESTAMENT
ANGEL.COM/TESTAMENT

invest.angel.com
Express Interest in Testament

Learn more

Like Comment Share



Testament Series

Sponsored ·

GAUGING INTEREST in an investment opportunity. We are creating a multi-season TV series called "Testament" and the plan is to partner with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the series "Testament" if we launched a crowdfunding investment.

"Testament" is an alternate modern-day retelling of the Book of Acts. It follows a small group of believers, filled with the Holy Spirit, as they journey through danger and persecution to make the truth known . . . that He is risen.

"Testament" will answer the question: "What would the story of history's most powerful movement look like if set in the modern world? What sort of story could be told of an ancient faith creating a revolution in a contemporary setting?

Check out the short video for "Testament" and the potential investment opportunity at angel.com/testament

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


TESTAMENT
ANGEL.COM/TESTAMENT

invest.angel.com

Express Interest in Testament

Learn more

Like Comment Share

Testament Series
Sponsored ·

Persecution can birth powerful movements. No movement has proven as powerful as that of the early Christian church. Despite the perils of persecution and against overwhelming odds, the message of the gospel swept through ancient Jerusalem, Judea, and all the way to the ends of the earth. Peter, Paul, James, and a small group of Christ followers turned the world of antiquity upside down.

But what would the story of history's most powerful movement look like if set in the modern world? What sort of story could be told of an ancient faith creating a revolution in a contemporary setting?

We are creating a multi-season TV series called "Testament" that explores this idea and you can help make it.

Check out the short video for "Testament" and the potential investment opportunity at angel.com/testament

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


TESTAMENT
ANGEL.COM/TESTAMENT

invest.angel.com
Express Interest in Testament

Learn more

Like Comment Share

Testament Series
Sponsored ·

GAUGING INTEREST in an investment opportunity. We are creating a multi-season TV series called "Testament" and the plan is to partner with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the series "Testament" if we launched a crowdfunding investment.

"Testament" is a modern-day retelling of the Book of Acts. It follows a small group of believers as they seek to defy the empire and temple elite.

"Testament" will answer the question: "What would the story of history's most powerful movement look like if set in the modern world? What sort of story could be told of an ancient faith creating a revolution in a contemporary setting?

Check out the short video for "Testament" and the potential investment opportunity at angel.com/testament

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


TESTAMENT
ANGEL.COM/TESTAMENT

invest.angel.com
Express Interest in Testament
Learn more

Like Comment Share

Testament Series
Sponsored

Bible stories are full of excitement, danger, and hope, but sometimes people can find the text hard to engage with or struggle to relate to historical adaptations.

But what would the story of history's most powerful movement look like if set in the modern world? What sort of story could be told of an ancient faith creating a revolution in a contemporary setting?

We are creating a multi-season TV series called "Testament" that explores this idea and you can help make it. By setting "Testament" in the modern day, we hope to connect audiences to the Bible in a way that's fresh and highly applicable.

Check out the short video for "Testament" and the potential investment opportunity at angel.com/testament

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



TESTAMENT
ANGEL.COM/TESTAMENT

invest.angel.com
Testament TV Series
Learn more

Like Comment Share

Testament Series
Sponsored ·

GAUGING INTEREST in an investment opportunity. We are creating a multi-season TV series called "Testament" and the plan is to partner with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the series "Testament" if we launched a crowdfunding investment.

"Testament" is an alternate modern-day retelling of the Book of Acts. It follows a small group of believers, filled with the Holy Spirit, as they journey through danger and persecution to make the truth known . . . that He is risen.

"Testament" will answer the question: "What would the story of history's most powerful movement look like if set in the modern world? What sort of story could be told of an ancient faith creating a revolution in a contemporary setting?

Check out the short video for "Testament" and the potential investment opportunity at angel.com/testament

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


Uh...that doesn't look like

invest.angel.com
Express Interest in Testament

Learn more

Like Comment Share

Testament Series
Sponsored ·

GAUGING INTEREST in an investment opportunity. We are creating a multi-season TV series called "Testament" and the plan is to partner with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the series "Testament" if we launched a crowdfunding investment.

"Testament" is an alternate modern-day retelling of the Book of Acts. It follows a small group of believers, filled with the Holy Spirit, as they journey through danger and persecution to make the truth known . . . that He is risen.

"Testament" will answer the question: "What would the story of history's most powerful movement look like if set in the modern world? What sort of story could be told of an ancient faith creating a revolution in a contemporary setting?

Check out the short video for "Testament" and the potential investment opportunity at angel.com/testament

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



Uh...that doesn't look like

invest.angel.com

Express Interest in Testament

Learn more

Like Comment Share

Testament Series
Sponsored

GAUGING INTEREST in an investment opportunity. We are creating a multi-season TV series called "Testament" and the plan is to partner with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the series "Testament" if we launched a crowdfunding investment.

"Testament" is a modern-day retelling of the Book of Acts. It follows a small group of believers as they seek to defy the empire and temple elite.

"Testament" will answer the question: "What would the story of history's most powerful movement look like if set in the modern world? What sort of story could be told of an ancient faith creating a revolution in a contemporary setting?

Check out the short video for "Testament" and the potential investment opportunity at angel.com/testament

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


TESTAMENT
ANGEL.COM/TESTAMENT

invest.angel.com
Get Notified if the Investment Goes Live

Learn more

Like Comment Share

Testament Series
Sponsored ·

GAUGING INTEREST in an investment opportunity. We are creating a multi-season TV series called "Testament" and the plan is to partner with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the series "Testament" if we launched a crowdfunding investment.

"Testament" is an alternate modern-day retelling of the Book of Acts. It follows a small group of believers, filled with the Holy Spirit, as they journey through danger and persecution to make the truth known . . . that He is risen.

"Testament" will answer the question: "What would the story of history's most powerful movement look like if set in the modern world? What sort of story could be told of an ancient faith creating a revolution in a contemporary setting?

Check out the short video for "Testament" and the potential investment opportunity at angel.com/testament

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


TESTAMENT
ANGEL.COM/TESTAMENT

invest.angel.com
Express Interest in Testament

Learn more

Like Comment Share

Testament Series
Sponsored ·

GAUGING INTEREST in an investment opportunity. We are creating a multi-season TV series called "Testament" and the plan is to partner with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the series "Testament" if we launched a crowdfunding investment.

"Testament" is a modern-day retelling of the Book of Acts. It follows a small group of believers as they seek to defy the empire and temple elite.

"Testament" will answer the question: "What would the story of history's most powerful movement look like if set in the modern world? What sort of story could be told of an ancient faith creating a revolution in a contemporary setting?

Check out the short video for "Testament" and the potential investment opportunity at angel.com/testament

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


TESTAMENT
ANGEL.COM/TESTAMENT

invest.angel.com
Express Interest in Testament

Learn more

Like Comment Share

Testament Series
Sponsored ·

GAUGING INTEREST in an investment opportunity. We are creating a multi-season TV series called "Testament" and the plan is to partner with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the series "Testament" if we launched a crowdfunding investment.

"Testament" is an alternate modern-day retelling of the Book of Acts. It follows a small group of believers, filled with the Holy Spirit, as they journey through danger and persecution to make the truth known . . . that He is risen.

"Testament" will answer the question: "What would the story of history's most powerful movement look like if set in the modern world? What sort of story could be told of an ancient faith creating a revolution in a contemporary setting?

Check out the short video for "Testament" and the potential investment opportunity at angel.com/testament

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


TESTAMENT
ANGEL.COM/TESTAMENT

invest.angel.com
Express Interest in Testament

Learn more

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ANGEL
STUDIOS

Live this week!

Join us in the Angel app or on YouTube or Facebook to see what's new at Angel Studios.

Tuttle Twins


LIVESTREAM
July 5th
5pm PT / 8pm ET

Tuesday, July 5 at 6pm MT

Join our Lemonade Stand Challenge and catch a sneak peek of Episode 10.

Set a Reminder

Truth & Conviction


truth & conviction
Veteran Voices
LIVE
ANGEL

Wednesday, July 6 at 5pm MT

Watch as Truth & Conviction creator, Matt Whitaker, interviews veterans of WWII from both sides of the conflict.

Set a Reminder

The Wingfeather Saga


CRAFTING A NEW WORLD
THE WINGFEATHER SAGA
with Special Guest
July 7th 2PM CDT
LIVE
ANGEL

Thursday, July 7 at 1pm MT

Learn how Lead Animator Ron Smith brings The Wingfeather Saga to life on the screen.

Set a Reminder

Missed last week's livestreams? Stream them here:

- Testament
- Truth & Conviction
- The Wingfeather Saga
- The Shift
- The Gemini King

Tune in tonight, Wednesday, and Thursday!
Angel Studios

Campaign Preview | HTML Source | Plain-Text Email | Details

ANGEL STUDIOS

Let the Journey Begin...


MEET THE TEAM LIVE
TESTAMENT
JUNE 29 2PM PDT
ANGEL

Starting at 2pm PDT TODAY!

WATCH ON YOUTUBE

How can events from 2000 years ago echo so loudly today? Testament, a present-day retelling of the book of Acts, is the ancient story of a small group of believers that turned the world upside down. Join us LIVE to learn more about *Testament* and our partnership with Angel Studios!

Want to know more about *Testament*? Click HERE

WATCH ON FACEBOOK

Disclosure: Testament is "testing the waters" to gauge investor interest in an offering of securities under Regulation Crowdfunding. No money or other consideration is being solicited, and, if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering materials are filed with the Securities and Exchange Commission. A prospective purchaser's indication of interest is non-binding.

The issuer is considering an offering of securities exempt from registration under the Securities Act, but has not determined a specific exemption from registration the issuer intends to rely on for the subsequent offer and sale of the securities; No money or other consideration is being solicited, and if sent in response, will not be accepted; No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted, and where applicable, the filing, disclosure, or qualification requirements of such exemption are met; and a person's indication of interest involves no obligation or commitment of any kind.

ANGEL STUDIOS

Let the Journey Begin...


MEET THE TEAM LIVE
TESTAMENT
JUNE 29 2PM PDT
ANGEL

Starting at 2pm PDT TODAY!

WATCH ON YOUTUBE

How can events from 2000 years ago echo so loudly today? *Testament*, a present-day retelling of the book of Acts, is the ancient story of a small group of believers that turned the world upside down. Join us LIVE to learn more about ***Testament*** and our partnership with Angel Studios!

Want to know more about ***Testament***? Click HERE

WATCH ON FACEBOOK

Disclosure: Testament is "testing the waters" to gauge investor interest in an offering of securities under Regulation Crowdfunding. No money or other consideration is being solicited, and, if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering materials are filed with the Securities and Exchange Commission. A prospective purchaser's indication of interest is non-binding.

The issuer is considering an offering of securities exempt from registration under the Securities Act, but has not determined a specific exemption from registration the issuer intends to rely on for the subsequent offer and sale of the securities; No money or other consideration is being solicited, and if sent in response, will not be accepted; No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted, and where applicable, the filing, disclosure, or qualification requirements of such exemption are met; and a person's indication of interest involves no obligation or commitment of any kind.

ANGEL STUDIOS

From Movie to NEW Angel Studios Series!


TESTAMENT
WASN'T THIS A MOVIE?

Starting TODAY at 1pm PT / 4pm ET!

WATCH ON YOUTUBE

Wait! Wasn't ***Testament*** a movie?! Live today we will discuss the film premiere of *Testament* and how it brought us to where we are today. We will be joined by special guests Kenneth Omole, who plays John Mark, and Andy Toovey, Director of Photography. So don't miss out on learning how the original film brought us to the Testament TV Series!

WATCH ON FACEBOOK

Help us tell this timeless story at angel.com/testament

Disclosure: *Testament* is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited, and, if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding.
Testament has entered into a Campaign Booster and Loan Agreement with Angel Studios, Inc. and granted Angel Studios an option to distribute its series as consideration for Angel Studios providing a monetary loan as well as assistance and expertise in the television/film production and advertising space while *Testament* is trying to raise money to fund the production of the series. If Angel Studios exercises the option to distribute *Testament* series, Angel Studios will share in the revenues generated by the series. *Testament* may also use a portion of the proceeds to repay the loan from Angel Studios.

ANGEL
STUDIOS

Hey Angel fans,

As you well know, our commitment is to bring you stories that amplify light. In keeping with that mission, I'm really excited to introduce you to *Testament*, a modern retelling of the book of Acts. Created by the talented up-and-coming Director, Paul Syrstad, the *Testament* series delves into the dramatic spread of the Christian faith.


Armed with nothing but their testimony and the Holy Spirit,
these Christian followers will journey through danger and persecution
to make the truth known: that He is risen.

Express Interest

Persecution births powerful movements. No movement has proven as powerful as that of the early Christian church. This series will capture all of the excitement, danger, and hope of the book of Acts while avoiding the challenges some face when engaging historical adaptations. By setting *Testament* in the modern day, we hope to connect audiences to the Bible in a way that's fresh and highly relatable. For these reasons and many more, this is just the kind of story we're proud to partner with.


TESTAMENT

You can learn more about *Testament* by watching last week's livestream where I talked with Paul about the project, as he opens up about why he is passionate about telling this story.

Watch Here

Disclosure: Testament *is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited, and, if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding.*

Testament *has entered into a Campaign Booster and Loan Agreement with Angel Studios, Inc. and granted Angel Studios an option to distribute its series as consideration for Angel Studios providing a monetary loan as well as assistance and expertise in the television/film production and advertising space while* Testament *is trying to raise money to fund the production of the series. If Angel Studios exercises the option to distribute* Testament *series, Angel Studios will share in the revenues generated by the series.* Testament *may also use a portion of the proceeds to repay the loan from Angel Studios.*

ANGEL STUDIOS

Building the World of TESTAMENT


TESTAMENT
WORLD BUILDING

Starting at 2pm MT TODAY!

WATCH ON YOUTUBE

How do you craft a world? In this special Livestream, we will explore how ***Testament*** brings its world to life with costumes, props, and the overall design of the project! Join us LIVE as we share how we are bringing this biblical tale to the modern age.

WATCH ON FACEBOOK

Help us tell this timeless story at angel.com/testament

Disclosure: *Testament* is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited, and, if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding.

Testament has entered into a Campaign Booster and Loan Agreement with Angel Studios, Inc. and granted Angel Studios an option to distribute its series as consideration for Angel Studios providing a monetary loan as well as assistance and expertise in the television/film production and advertising space while *Testament* is trying to raise money to fund the production of the series. If Angel Studios exercises the option to distribute *Testament* series, Angel Studios will share in the revenues generated by the series. *Testament* may also use a portion of the proceeds to repay the loan from Angel Studios.

ANGEL
STUDIOS


TESTAMENT
WHAT YOU MISSED
LIVESTREAM
OCTOBER 19

Testament

October 19th @ 6:30pm PT

Now you've seen the movie, it's time to test your knowledge! The Testament movie is full of easter eggs that you won't believe you missed. Join Creator and Director, Paul Syrstad, live to test your biblical and cinematic eye! Paul will reveal the subtle details that went into making the Testament film with special guest, David Tate!

The attention to detail doesn't stop here. Testament will be adapted into a series with Angel Studios! Learn how you can get involved at https://angel.com/testament

JOIN THE LIVESTREAM

ANGEL
STUDIOS

295 W Center Street, Provo, Utah, 84601

Testament is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited, and, if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding.

Testament has entered into Campaign Booster and Loan Agreements with Angel Studios, Inc. and granted Angel Studios options to distribute the film as consideration for Angel Studios providing a monetary loan as well as assistance and expertise in the film/television production and advertising space while series is trying to raise money to fund their production. If Angel Studios exercises the options to distribute the series, Angel Studios will share in the revenues generated by the series. If Testament conducts an offering, they may also use a portion of the proceeds to repay their loans from Angel Studios.

ANGEL STUDIOS

Livestream Starting Soon!


LIVE
TESTAMENT
ACTS OF THE HOLY SPIRIT

Tune in TODAY at 1pm PT / 4pm ET

JOIN THE LIVESTREAM

The Book of Acts would be nothing without the acts of the Holy Spirit. Audiences want content that is entertaining while conveying important spiritual meaning. Join us LIVE as we discuss the role of the Holy Spirit in the Early Church, today, and in the upcoming Testament series. We will be talking with multiple Biblical scholars on how the Holy Spirit affects our characters, ourselves, and even you!

Help us tell this timeless story at angel.com/testament

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